VIA EDGAR

June 19, 2009

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F St., NE
Washington, DC 20549-7010

Re:	Standard Pacific Corp.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 1-10959

Dear Mr. Cash:

This letter sets forth the response of Standard Pacific Corp. (the “Company”) to the supplemental comment letter, dated June 15, 2009, received from the staff of the Securities and Exchange Commission (the "Staff") concerning Standard Pacific's Annual Report on Form 10-K for the year ended December 31, 2008 (the "Form 10-K").  Please find our response to the Staff’s comment below. For your convenience, we have copied the Staff’s comment immediately preceding our response.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 8.  Financial Statements and Supplementary Data, page 51
Note 12.  Stockholders’ Equity, page 75

5.
We note your response to prior comment 5.  Please help us more fully understand how you determined that May 26, 2008 was the commitment date for the Senior Preferred Stock and the Series B Junior Participating Convertible Preferred Stock in light of the fact that the conversion of the Senior Preferred Stock was subject to stockholder approval.  We note that the definition of a “commitment date” in paragraph 16 of EITF 00-27 indicates that “The agreement specifies all significant terms, including…the timing of the transaction.”  We also note that paragraph 17 addresses a commitment that is subject to shareholder approval.  Please fully explain how you determined that the May 26, 2008 commitment date meets the provisions of EITF 00-27.  Also, please fully explain what remedies were available to the Company and the investor if shareholder approval was not obtained.

John Cash
Securities and Exchange Commission
June 19, 2009

Standard Pacific Response:

Our understanding of paragraphs 16 and 17 of EITF 00-27 is that the EITF 00-27 “commitment date” cannot occur until the date that all significant terms of a transaction have been memorialized, the transaction is binding on both parties, and neither party to the transaction can make a subjective determination to walk away from the transaction without being subject to a claim for damages.  Based on this understanding, we determined that May 26, 2008 was the EITF 00-27 “commitment date” because this is the date that the investment agreement that specified all significant terms (and which would have provided the non-breaching party with a right to make a claim for damages against the breaching party had the breaching party decided to unilaterally walk away from the transaction) was executed by the Company and MP CA Homes LLC.

MP CA Homes LLC’s obligation to purchase the Company's Senior Preferred Stock was not subject to stockholder approval and MP CA Homes LLC was not entitled to damages or any other remedy for breach if stockholder approval to convert the Senior Preferred Stock to Series B Junior Preferred Stock was never obtained.  MP CA Homes LLC’s investment in 381,250 shares of the Company’s Senior Preferred Stock was closed (i.e., MP CA Homes LLC received the shares and the Company received the proceeds) prior to the August 18, 2008 meeting of stockholders.  Therefore, we believe that the discussion contained in EITF 00-27, paragraph 17, addressing a commitment that is subject to shareholder approval, does not apply to our transaction.  MP CA Homes LLC did not have a remedy (such as a right of rescission, a change in the economic or other terms of the Senior Preferred Stock, increased voting rights, or any other remedy) if stockholder approval for the conversion had not been obtained at the August 18, 2008 meeting.  In fact, even if stockholder approval of the conversion was never obtained, the Company would have continued to enjoy unfettered access to the proceeds from the stock sale and MP CA Homes LLC would have continued to own 381,250 shares of the Company’s Senior Preferred Stock.   The only different obligation of the Company to MP CA Homes LLC, as the holder of the Senior Preferred Stock, had stockholder approval not been obtained on August 18, 2008, is that the Company would have been required to seek stockholder approval of the conversion of the Senior Preferred Stock to Series B Junior Preferred Stock every six months until stockholder approval was obtained, if ever, and the annual dividends on the Senior Preferred Stock, which equaled 17% of the liquidation preference (accreting to the liquidation preference) for the first six months after issuance, would increase by 0.5% every six months until the conversion was approved by the Company’s stockholders, or until such annualized accretion reached a cap of 20%.

We would also note that if one were to disagree with our determination of May 26, 2008 as the “commitment date” and instead were to use August 18, 2008 (the date that Company stockholder’s approved the conversion of the Senior Preferred Stock to Series B Junior Preferred Stock) as the “commitment date”, there still would not have been a beneficial conversion feature as described in EITF 00-27 because the conversion price of $3.05 was higher than the $3.04 closing price of the Company’s common stock on August 18, 2008.

John Cash
Securities and Exchange Commission
June 19, 2009

* * * * *

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (949) 789-1641.

Very truly yours,

/S/ JOHN M. STEPHENS

John M. Stephens
Chief Financial Officer